UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 AMENDMENT NO. 3
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Innovate Biopharmaceuticals, Inc.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

45782F105
(CUSIP Number of Common Stock Underlying Warrants)

Sandeep Laumas
Executive Chairman, Chief Executive Officer and Director
Innovate Biopharmaceuticals, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615
(919) 275-1933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey Fessler, Esq.
Justin Anslow, Esq.
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112-0015
(212) 653-8700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$1,851,995	$241

(1)
Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise certain outstanding warrants held by holders of record as of February 12, 2020 to purchase 12,346,631 shares of the Company’s common stock (the “Original Warrants”). The shares of common stock underlying the Original Warrants are known as the “Warrant Shares”.

(2)	Calculated by multiplying the transaction value by .0001298.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241	Filing Party: Innovate Biopharmaceuticals, Inc.
Form or Registration No.: 005-90111	Date Filed: February 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2020, Amendment No. 1 thereto filed with the SEC on February 20, 2020 and Amendment No. 2 thereto filed with the SEC on February 28, 2020 (together, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 3 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 1.	SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

This Amendment No. 3 supplements Items 1 and 4 of the Schedule TO as set forth below.

Expiration Conditions:

We have updated the disclosures related to conditions to the Offer to Amend and Exercise to indicate that there are three conditions to the Offer, including the condition that there be available a valid exemption from registration for all securities to be issued pursuant to the Offer, as further described below (the “Exemption Requirement”).

Exemption Requirement:

The Company intends to rely on Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise and the issuance of the underlying common shares. Under Rule 506(b), the Company may issue shares of its common stock further to the Offer to Amend and Exercise to an unlimited number of accredited investors (as that term is defined in Regulation D) but to no more than 35 non-accredited investors. In the event that more than 35 non-accredited investors elect to tender their Original Warrants pursuant to the Offer to Amend and Exercise, this Offer to Amend and Exercise will automatically terminate and the Company will notify the Escrow Agent to return in full all monies and Original Warrants tendered further to this Offer to Amend and Exercise. In such event, the terms of the Original Warrants will remain unchanged. The requirement that no more than 35 non-accredited investors participate in the Offer to Amend and Exercise is referred to as the “Exemption Requirement.”

Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make the representations and warranties in the Election to Participate and Exercise Warrant. However, the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants*

            (1)(B)     Offer to Amend and Exercise

            (1)(C)    Form of Election to Consent, Participate and Exercise Warrant*
            (1)(D)    Form of Notice of Withdrawal*

            (1)(E)  Form of Amendment to Original Warrants*

            (1)(G) Form of Supplemental Information letter to Holders of Original Warrants*

    (1)(H) Agreement and Plan of Merger and Reorganization, dated as of October 6, 2019, as amended by Amendment No. 1, dated December 17, 2019, by and between Innovate Biopharmaceuticals, Inc., INNT Merger Sub 1 Ltd., RDD Pharma Ltd. and Orbimed Israel Partners, Limited Partnership*#

    (1)(I) Form of Supplemental Information Letter, dated February 28, 2020*

*	Previously filed
#
The schedules and exhibits to the Agreement and Plan of Merger and Reorganization, as amended, have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules or exhibits to the SEC upon request.

	(b)	Not applicable.

	(d)	None.
	(g)	None.

	(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innovate Biopharmaceuticals, Inc.

	By:	/s/ Sandeep Laumas
Name: Sandeep Laumas
Title: Chief Executive Officer
(Principal Executive Officer)

Date: March 11, 2020